                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      For December 2002

                               ASTRIS ENERGI INC.

             (Exact name of Registrant as specified in its charter)

            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2

                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  ( ) No  (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection  with  Rule  12g3-2(b):  82-

Astris Energi Enters Joint Venture to Mass Produce Alkaline Fuel Cells

MISSISSAUGA, Ontario, Dec. 12, 2002--Astris Energi Inc. (OTCBB:ASRNF), the world's leading developers of alkaline fuel cell technology, announced today the signing of a Memorandum of Agreement with CareAction, Inc., based in the Montreal suburb of Laval, Quebec, under which Astris will license its technology and CareAction will provide financing and management for a $15,000,000 technology and consumer product development program, centered on the transportation sector.

Of this, more than $C1,440,000 will be invested directly in Astris on a monthly basis over the next three years, not including salaries of Astris personnel working in Quebec. In respect of this cash infusion, CareAction will receive 1,250,000 5-year warrants to purchase Astris shares at $US0.60 per share. In addition, CareAction will invest $C500,000 in two equal installments on or before January 20 and March 15, 2003, for the purchase of a total of 1,250,000 units, consisting of one Astris share and one 3-year warrant exercisable at $US0.50, at a unit price of $C0.40 per unit..

A new Quebec-based company, to be called Astris Transportation Systems, Inc. (ATSI) -- in which Astris will retain a 40% equity interest, in addition to receiving royalties on ATSI revenues -- will form an integral part of a strategic alliance between Astris, CareAction and Feel Good Cars Inc., which is also setting up operations at the same location in Montreal. The objective of this alliance is to develop a range of converted vans, passenger cars, as well as electric and hydrogen fuel cell low-speed vehicles, primarily for the burgeoning, under-served markets represented by seniors and disabled persons.

CareAction is already a leading innovator in the minivan conversion industry, having invented and developed certification standards for lowered-floor vehicles, which permit easy wheelchair access for the disabled. For its part, Feel Good Cars, through their relationship with French manufacturer Microcar, have a six-month ramp-up production capability for 10,000 vehicles per year. The Zenn will be distributed through an established international dealer network. Low-speed electric vehicles, including the battery-powered Zenn, appear to be ideally suited for Astris alkaline fuel cell technology.

Combined at one location, CareAction and Feel Good Cars bring automotive-related engineering and design, certification, production management and international marketing experience, as well as private financing and the prospect of generous Quebec government support, to the benefit of Astris, while allowing Astris to concentrate on enhancing its reputation as a leader in fuel cell technology research. Pursuant to the Agreement with CareAction, Astris will restrict licensing activity in the transportation sector for 5 years, but will remain free to license manufacturers in other sectors, for example manufacturers of portable and stationary generators.

Astris President Jiri K. Nor and his technical staff will lead an R&D effort under contract to ATSI to adapt the E-6 fuel cell generator, which powered the Astris proof-of-concept golf car that was first demonstrated in 2001, to power the Zenn electric car, as well as to bring the new POWERSTACK MC250 with power rating in the 2-5 kW range, into full production over the next 2-3 years. The first Astris-powered Zenn vehicle is to be rolled out in 2003 and, if all goes well, to be in production within another 6-12 months.

CareAction has secured private financing and is finalizing government financing for the installation of a development and automated production facility in the Montreal region. In addition to serving markets in the automotive sector, this facility will supply outside manufacturers of a variety of small vehicles such as golf cars and neighborhood electric vehicles, as well as manufacturers of boats, railroad cars, RVs and other products requiring portable or stationary fuel cell systems.

Other systems in that power range will also be produced to provide electricity, heat and hot water for individual homes and small businesses. Astris' subsidiary in the Czech Republic configured a four-kilowatt system for homes nearly two years ago. Mr. Nor said nine foreign companies already are potential customers of ATSI.

NOTE: Any statements in this release that are not statements of fact may be considered "forward-looking statements" as that term is defined in Federal Security law. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, contact Gord Emerson, Astris Energi, 905-608-2000.